FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2020 First Quarter

(April 1, 2019 through June 30, 2019)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2020 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

August 2, 2019

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Akio Toyoda, President
Contact person	:	Kaname Shimizu, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	August 9, 2019
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2020 First Quarter (April 1, 2019 through June 30, 2019)

(1)	Consolidated financial results (For the three months ended June 30)

	(% of change from previous first quarter)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2020 first quarter	7,646,091	3.8	741,951	8.7	841,750	3.4	682,974	3.9
FY2019 first quarter	7,362,733	4.5	682,687	18.9	813,864	19.8	657,306	7.2

(Note)  Comprehensive income: FY2020 first quarter 596,559 million yen (-19.7%), FY2019 first quarter 742,474 million yen (4.8%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted
	Yen	Yen
FY2020 first quarter	239.64	237.22
FY2019 first quarter	224.67	222.33

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2020 first quarter	52,117,436	20,738,529	19,527,680	37.5
FY2019	51,936,949	20,565,210	19,348,152	37.3

2.	Cash Dividends

Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2019	—	100.00	—	120.00	220.00
FY2020	—
FY2020 (forecast)		—	—	—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none
Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2020 (April 1, 2019 through March 31, 2020)

	(% of change from FY2019)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	29,500,000	-2.4	2,400,000	-2.7	2,560,000	12.0	2,150,000	14.2	754.71

(Note)  Revisions to the forecast of consolidated results since the latest announcement:  yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 7 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: yes

Note: For more details, please see page 7 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2020 first quarter 3,262,997,492 shares, FY2019 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each period:
FY2020 first quarter 438,661,565 shares, FY2019 430,558,325 shares

(iii)	Average number of shares issued and outstanding in each period:
FY2020 first quarter 2,831,992,804 shares, FY2019 first quarter 2,909,189,575 shares

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2019	—	105.50	—	105.50	211.00
FY2020	—
FY2020 (forecast)		—	—	—	—

(Note)  The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2020 First Quarter Financial Summary

TOYOTA MOTOR CORPORATION    FY2020 First Quarter Financial Summary

1.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2019 (March 31, 2019)	FY2020 first quarter (June 30, 2019)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	3,574,704	3,761,800	187,096
Time deposits	1,126,352	1,466,979	340,627
Marketable securities	1,127,160	971,958	(155,202)
Trade accounts and notes receivable, less allowance for doubtful accounts	2,372,734	2,234,909	(137,825)
Finance receivables, net	6,647,771	6,648,292	521
Other receivables	568,156	528,709	(39,447)
Inventories	2,656,396	2,738,140	81,744
Prepaid expenses and other current assets	805,964	935,748	129,784

Total current assets	18,879,237	19,286,535	407,298

Noncurrent finance receivables, net	10,281,118	10,265,912	(15,206)
Investments and other assets:
Marketable securities and other securities investments	7,479,926	7,095,229	(384,697)
Affiliated companies	3,313,723	3,288,535	(25,188)
Employees receivables	21,683	22,408	725
Other	1,275,768	1,618,292	342,524

Total investments and other assets	12,091,100	12,024,464	(66,636)

Property, plant and equipment:
Land	1,386,308	1,374,624	(11,684)
Buildings	4,802,175	4,773,122	(29,053)
Machinery and equipment	11,857,425	11,706,623	(150,802)
Vehicles and equipment on operating leases	6,139,163	5,968,646	(170,517)
Construction in progress	651,713	647,443	(4,270)

Total property, plant and equipment, at cost	24,836,784	24,470,458	(366,326)

Less – Accumulated depreciation	(14,151,290)	(13,929,933)	221,357

Total property, plant and equipment, net	10,685,494	10,540,525	(144,969)

Total assets	51,936,949	52,117,436	180,487

TOYOTA MOTOR CORPORATION    FY2020 First Quarter Financial Summary

	(Yen in millions)
	FY2019 (March 31, 2019)	FY2020 first quarter (June 30, 2019)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	5,344,973	5,297,509	(47,464)
Current portion of long-term debt	4,254,260	4,302,570	48,310
Accounts payable	2,645,984	2,464,104	(181,880)
Other payables	1,102,802	916,863	(185,939)
Accrued expenses	3,222,446	3,236,485	14,039
Income taxes payable	320,998	208,238	(112,760)
Other current liabilities	1,335,475	1,475,975	140,500

Total current liabilities	18,226,938	17,901,744	(325,194)

Long-term liabilities:
Long-term debt	10,550,945	10,549,161	(1,784)
Accrued pension and severance costs	963,406	967,683	4,277
Deferred income taxes	1,014,851	1,049,355	34,504
Other long-term liabilities	615,599	910,964	295,365

Total long-term liabilities	13,144,801	13,477,163	332,362

Total liabilities	31,371,739	31,378,907	7,168

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2019 and June 30, 2019 issued: 47,100,000 shares at March 31, 2019 and June 30, 2019	498,073	497,425	(648)

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2019 and June 30, 2019 issued: 3,262,997,492 shares at March 31, 2019 and June 30, 2019	397,050	397,050	—
Additional paid-in capital	487,162	488,077	915
Retained earnings	21,987,515	22,326,275	338,760
Accumulated other comprehensive income (loss)	(916,650)	(1,022,489)	(105,839)
Treasury stock, at cost, 430,558,325 shares at March 31, 2019 and 438,661,565 shares at June 30, 2019	(2,606,925)	(2,661,233)	(54,308)

Total Toyota Motor Corporation shareholders’ equity	19,348,152	19,527,680	179,528

Noncontrolling interests	718,985	713,424	(5,561)

Total shareholders’ equity	20,067,137	20,241,104	173,967

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	52,117,436	180,487

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2020 First Quarter Financial Summary

(2) Consolidated Statements of Income and

      Consolidated Statements of Comprehensive Income

First quarter for the three months ended June 30

Consolidated Statements of Income

	(Yen in millions)
	FY2019 first quarter (Three months ended June 30, 2018)	FY2020 first quarter (Three months ended June 30, 2019)	Increase (Decrease)
Net revenues:
Sales of products	6,853,963	7,103,793	249,830
Financing operations	508,770	542,298	33,528

Total net revenues	7,362,733	7,646,091	283,358

Costs and expenses:
Cost of products sold	5,639,996	5,869,652	229,656
Cost of financing operations	348,155	340,438	(7,717)
Selling, general and administrative	691,895	694,050	2,155

Total costs and expenses	6,680,046	6,904,140	224,094

Operating income	682,687	741,951	59,264

Other income (expense):
Interest and dividend income	87,888	74,391	(13,497)
Interest expense	(3,439)	(4,351)	(912)
Foreign exchange gain (loss), net	39,216	(58,008)	(97,224)
Unrealized gains (losses) on equity securities	35,033	90,771	55,738
Other income (loss), net	(27,521)	(3,004)	24,517

Total other income (expense)	131,177	99,799	(31,378)

Income before income taxes and equity in earnings of affiliated companies	813,864	841,750	27,886

Provision for income taxes	246,163	249,629	3,466
Equity in earnings of affiliated companies	116,535	109,553	(6,982)

Net income	684,236	701,674	17,438

Less – Net income attributable to noncontrolling interests	(26,930)	(18,700)	8,230

Net income attributable to Toyota Motor Corporation	657,306	682,974	25,668

Note:     Net income attributable to common shareholders for the first three months ended June 30, 2019 and 2018 is 678,653 million yen and 653,609 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 4,321 million yen and 3,697 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	224.67	239.64	14.97
Diluted	222.33	237.22	14.89

TOYOTA MOTOR CORPORATION    FY2020 First Quarter Financial Summary

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2019 first quarter (Three months ended June 30, 2018)	FY2020 first quarter (Three months ended June 30, 2019)	Increase (Decrease)
Net income	684,236	701,674	17,438
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	50,709	(143,006)	(193,715)
Unrealized gains (losses) on securities	84	40,453	40,369
Pension liability adjustments	7,445	(2,562)	(10,007)

Total other comprehensive income (loss)	58,238	(105,115)	(163,353)

Comprehensive income	742,474	596,559	(145,915)

Less – Comprehensive income attributable to noncontrolling interests	(22,836)	(19,424)	3,412

Comprehensive income attributable to Toyota Motor Corporation	719,638	577,135	(142,503)

TOYOTA MOTOR CORPORATION    FY2020 First Quarter Financial Summary

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2019 first quarter (Three months ended June 30, 2018)	FY2020 first quarter (Three months ended June 30, 2019)
Cash flows from operating activities:
Net income	684,236	701,674
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	413,454	398,352
Provision (reversal) for doubtful accounts and credit losses	12,131	18,384
Pension and severance costs, less payments	5,022	3,119
Losses on disposal of fixed assets	10,655	16,493
Unrealized losses (gains) on securities	(32,262)	(96,781)
Deferred income taxes	34,913	56,043
Equity in earnings of affiliated companies	(116,535)	(109,553)
Changes in operating assets and liabilities, and other	(187,598)	(79,361)

Net cash provided by operating activities	824,016	908,370

Cash flows from investing activities:
Additions to finance receivables	(3,957,951)	(4,204,465)
Collection of and proceeds from sales of finance receivables	3,669,804	3,848,016
Additions to fixed assets excluding equipment leased to others	(423,425)	(408,803)
Additions to equipment leased to others	(604,308)	(589,689)
Proceeds from sales of fixed assets excluding equipment leased to others	13,714	6,817
Proceeds from sales of equipment leased to others	337,641	365,785
Purchases of marketable securities and security investments	(669,345)	(292,512)
Proceeds from sales of and maturity of marketable securities and security investments	602,713	885,676
Changes in investments and other assets, and other	(11,470)	(341,897)

Net cash used in investing activities	(1,042,627)	(731,072)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,417,764	1,559,652
Payments of long-term debt	(907,349)	(1,183,674)
Increase in short-term borrowings	156,882	82,498
Dividends paid to Toyota Motor Corporation class shareholders	(3,721)	(4,969)
Dividends paid to Toyota Motor Corporation common shareholders	(349,191)	(339,893)
Dividends paid to noncontrolling interests	(28,520)	(18,660)
Reissuance (repurchase) of treasury stock	(128,861)	(54,308)

Net cash provided by financing activities	157,004	40,646

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	9,587	(33,972)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	(52,020)	183,972

Cash and cash equivalents and restricted cash and cash equivalents at beginning of period	3,219,639	3,706,515

Cash and cash equivalents and restricted cash and cash equivalents at end of period	3,167,619	3,890,487

Note:

Cash and cash equivalents and restricted cash and cash equivalents for the first quarter ended June 30, 2019 include restricted cash and cash equivalents of 131,811 million yen and 128,687 million yen at beginning of period and end of period, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

TOYOTA MOTOR CORPORATION    FY2020 First Quarter Financial Summary

(4) Going Concern Assumption

None

(5) Significant Changes in Shareholders’ Equity

None

2.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first quarter by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

Adoption of new accounting standard

In February 2016, the Financial Accounting Standards Board (“FASB”) issued updated guidance for leases. This guidance requires lessees to recognize substantially all leases on their balance sheet as a right-of-use asset and a lease liability. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2019 using the modified retrospective method of adoption and elected the transition method that allows for application of the standard at the adoption date. Additionally, Toyota elected the package of practical expedients of not reassessing lease classifications and others for lease contracts that expired or exist as of the adoption date. As a result of adoption, Toyota recognized an additional balance of ¥354,569 million as right-of-use assets as of June 30, 2019, which is included in “Other” of “Investments and other assets” of Toyota’s consolidated balance sheet. Lease liabilities are included in “Other current liabilities” and “Other long-term liabilities,” and were ¥70,467 million and ¥283,897 million, respectively.

In August 2017, the FASB issued updated guidance for hedge accounting. This guidance simplifies and expands the application of hedge accounting. Toyota adopted this guidance on April 1, 2019. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2020 First Quarter Financial Summary

Change in depreciation method

Toyota used the declining-balance method mainly for the parent company and Japanese subsidiaries, and the straight-line method for foreign subsidiary companies, regarding the depreciation method of property, plant and equipment. In recent years, Toyota has been strengthening competitiveness globally through the investments in areas such as the remodeling of cars by introducing a new platform and powertrain units, the improvement of technological capabilities and productivity, as well as the promotion of equipment versatility. In response to such recent changes, effective as of April 1, 2019, Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method because we believe it better reflects the future economic benefit from the stable usage of property, plant and equipment. The impact of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the first quarter ended June 30, 2019 decreased by ¥25,347 million. Net income attributable to Toyota Motor Corporation and basic net income attributable to Toyota Motor Corporation per common share for the first quarter ended June 30, 2019 increased by ¥16,784 million and ¥5.93, respectively.

Supplemental Material for Financial Results for FY2020 First Quarter (Consolidated)

< U.S. GAAP >

	FY2019										FY2020		FY2020
	1Q (2018/4-6)		2Q (2018/7-9)		3Q (2018/10-12)		4Q (2019/1-3)		12 months (’18/4-’19/3)		1Q (2019/4-6)		Forecast 12 months (’19/4-’20/3)
Vehicle Production (thousands of units)	2,199		2,184		2,262		2,340		8,985		2,311
(Japan) –including Daihatsu & Hino	1,003		1,004		1,099		1,203		4,309		1,134
[Daihatsu & Hino]	[257	]	[257	]	[290	]	[292	]	[1,096	]	[265	]
(Overseas) –including Daihatsu & Hino	1,196		1,180		1,163		1,138		4,676		1,178
[Daihatsu & Hino]	[133	]	[162	]	[161	]	[141	]	[598	]	[124	]
North America	517		447		435		442		1,841		499
Europe	168		159		173		180		679		174
Asia	402		449		429		402		1,682		386
Central and South America	82		93		96		82		353		86
Africa	28		31		30		32		121		33
Vehicle Sales (thousands of units)	2,236		2,183		2,282		2,276		8,977		2,303		9,000
[First Half 6 months]									[4,419	]			[4,620	]
(Japan) –including Daihatsu & Hino	510		521		565		631		2,226		555		2,210
[Daihatsu & Hino]	[155	]	[161	]	[169	]	[203	]	[688	]	[158	]	[680	]
(Overseas) –including Daihatsu & Hino	1,726		1,662		1,717		1,645		6,751		1,748		6,790
[Daihatsu & Hino]	[75	]	[87	]	[89	]	[86	]	[337	]	[65	]	[340	]
North America	746		665		680		654		2,745		744		2,690
Europe	253		240		232		269		994		274		1,030
Asia	394		417		464		410		1,684		398		1,730
Central and South America	117		120		114		97		448		104		420
Oceania	72		74		66		60		272		66		260
Africa	48		50		54		48		200		54		220
Middle East	93		95		105		104		398		106		440
Other	2		2		2		2		8		4
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,616		2,677		2,707		2,602		10,603		2,709		10,730
Housing Sales (units)	1,892		4,808		2,656		5,777		15,133		2,164

Supplemental 1

Supplemental Material for Financial Results for FY2020 First Quarter (Consolidated)

< U.S. GAAP >

	FY2019					FY2020		FY2020
	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	4Q (2019/1-3)	12 months (’18/4-’19/3)	1Q (2019/4-6)		Forecast 12 months (’19/4-’20/3)
Foreign Exchange Rates
Yen to US Dollar Rate	109	111	113	110	111	110		as premise: 106
Yen to Euro Rate	130	130	129	125	128	123		as premise: 121
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	46.2	45.2	47.3	45.1	45.9	49.0		approximately: 48.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	43.8	42.7	44.9	43.1	43.6	45.2
Number of Employees	373,272	371,796	371,495	370,870	370,870	376,445	(Note 1)
Net Revenues (billions of yen)	7,362.7	7,311.2	7,801.5	7,750.1	30,225.6	7,646.0		29,500.0
Geographic Information
Japan	3,865.4	4,012.3	4,259.8	4,487.7	16,625.3	4,178.5
North America	2,791.1	2,636.4	2,753.7	2,635.9	10,817.2	2,833.5
Europe	785.8	795.8	784.0	873.0	3,238.8	862.1
Asia	1,316.2	1,318.7	1,496.5	1,381.4	5,513.0	1,314.3
Other	598.4	608.3	592.8	533.7	2,333.4	550.0
Elimination	-1,994.4	-2,060.4	-2,085.5	-2,161.7	-8,302.2	-2,092.5
Business Segment
Automotive	6,633.4	6,514.8	7,018.4	6,912.2	27,079.0	6,880.9
Financial Services	516.8	534.4	552.4	549.8	2,153.5	547.7
All Other	358.0	412.3	391.2	514.6	1,676.3	370.6
Elimination	-145.6	-150.3	-160.6	-226.6	-683.3	-153.1
Operating Income (billions of yen)	682.6	579.1	676.1	529.5	2,467.5	741.9		2,400.0
(Operating Income Ratio) (%)	(9.3)	(7.9)	(8.7)	(6.8)	(8.2)	(9.7)		(8.1)
Geographic Information
Japan	395.9	354.2	494.2	447.2	1,691.6	436.8
North America	63.5	47.4	18.1	-14.5	114.5	118.9
Europe	23.0	38.1	27.9	35.6	124.8	37.7
Asia	146.3	137.1	116.7	57.2	457.4	110.9
Other	43.2	22.7	19.1	5.9	91.1	22.8
Elimination	10.4	-20.5	-0.1	-1.9	-12.1	14.5
Business Segment
Automotive	602.5	462.2	581.3	392.7	2,038.8	621.4
Financial Services	73.5	81.4	82.6	85.1	322.8	108.2
All Other	11.4	29.3	13.9	50.7	105.5	13.7
Elimination	-4.8	6.1	-1.8	0.9	0.3	-1.4
Income before Income Taxes (billions of yen)	813.8	734.9	176.9	559.6	2,285.4	841.7		2,560.0
(Income before Income Taxes Ratio) (%)	(11.1)	(10.1)	(2.3)	(7.2)	(7.6)	(11.0)		(8.7)
Equity in Earnings of Affiliated Companies (billions of yen)	116.5	106.0	32.2	105.2	360.0	109.5		400.0
Net Income (billions of yen)	657.3	585.0	180.9	459.5	1,882.8	682.9		2,150.0	(Note 2)
(Net Income Ratio) (%)	(8.9)	(8.0)	(2.3)	(5.9)	(6.2)	(8.9)		(7.3)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	286.9	—	339.8	626.8	—	(Note 3)
Cash Dividends per Share (yen)	—	100	—	120	220	—
Payout Ratio (%)	—	23.4	—	54.0	33.8	—
Model AA Class Shares
Cash Dividends (billions of yen)	—	4.9	—	4.9	9.9	—	(Note 3)
Cash Dividends per Share (yen)	—	105.5	—	105.5	211	—
Value of Shares Repurchased (billions of yen)[actual purchase]	129.1	170.8	151.7	98.1	549.9	54.2	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	249.9	—	300.0 (maximum )	549.9 (maximum )	—	(Note 4) (Note 5)
Number of Outstanding Common Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2020 First Quarter (Consolidated)

< U.S. GAAP >

	FY2019					FY2020		FY2020
	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	4Q (2019/1-3)	12 months (’18/4-’19/3)	1Q (2019/4-6)		Forecast 12 months (’19/4-’20/3)
R&D Expenses (billions of yen)	268.5	258.5	274.4	247.3	1,048.8	297.4		1,100.0
Depreciation Expenses (billions of yen)	217.7	255.3	248.1	263.6	984.8	198.0		860.0	*[1](Note 6)
Geographic Information
Japan	108.5	148.1	142.6	148.9	548.2	88.9		420.0
North America	49.8	50.6	51.2	57.4	209.1	53.8		210.0
Europe	14.1	11.3	11.1	12.1	48.7	13.1		60.0
Asia	36.5	36.0	34.2	34.9	141.9	33.9		130.0
Other	8.6	9.1	8.8	10.1	36.7	8.2		40.0
Capital Expenditures (billions of yen)	311.8	307.6	329.1	517.1	1,465.8	276.5		1,450.0	(Note 6)
Geographic Information
Japan	143.6	167.5	156.0	263.3	730.6	146.6		780.0
North America	106.6	75.6	76.1	153.9	412.4	75.4		320.0
Europe	15.1	30.9	43.8	44.0	133.8	19.4		120.0
Asia	25.2	15.9	34.3	37.8	113.3	19.5		140.0
Other	21.2	17.5	18.7	17.9	75.5	15.5		90.0
Total Liquid Assets (billions of yen)	9,005.4	9,562.6	9,198.8	9,454.4	9,454.4	9,143.2	(Note 7)
Total Assets (billions of yen)	51,049.1	52,516.0	51,085.9	51,936.9	51,936.9	52,117.4
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	18,946.9	19,511.3	19,089.2	19,348.1	19,348.1	19,527.6
Return on Equity (%)	13.9	12.1	3.7	9.5	9.8	14.0
Return on Asset (%)	5.2	4.5	1.4	3.6	3.7	5.3
Number of Consolidated Subsidiaries (including Variable Interest Entities)					608
No. of Affil. Accounted for Under the Equity Method					63

Analysis of Consolidated Net Income for FY2020 (billions of yen, approximately)	1Q (2019/4-6)	(Note 2)
Marketing Efforts	80.0
Effects of Changes in Exchange Rates	20.0
Cost Reduction Efforts	15.0
From Engineering	5.0
From Manufacturing and Logistics	10.0
Increase or decrease in expenses and expense reduction efforts	-75.0
Other	19.2
(Changes in Operating Income)*[1]*[2]	59.2
Non-operating Income*[2]	-31.3
Equity in Earnings of Affiliated Companies*[2]	-6.9
Income Taxes, Net Income Attributable to Noncontrolling Interests*[1]*[2]	4.7
(Changes in Net Income)*[1]*[2]	25.6	(Note 2)

*1

Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method, effective as of April 1, 2019. The impact of this change for the first quarter ended June 30, 2019 was a decrease in depreciation expense of 25.3 billion yen and an increase in net income attributable to Toyota Motor Corporation of 16.7 billion yen. The impact of this change for the fiscal year ending March 31, 2020 (Forecast) is expected to be a decrease in depreciation expense of approximately 165.0 billion yen and an increase in net income attributable to Toyota Motor Corporation of approximately 110.0 billion yen.

*2

Net income attributable to Toyota Motor Corporation for the first quarter ended June 30, 2019 and 2018 includes a profit of 65.6 billion yen and 20.1 billion yen, respectively, which is attributable to the effect of unrealized gains (losses) on equity securities (net of tax, etc.).

Supplemental 3

Supplemental Material for Financial Results for FY2020 First Quarter (Unconsolidated)

< Japan GAAP >

	FY2019					FY2020	FY2020
	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	4Q (2019/1-3)	12 months (’18/4-’19/3)	1Q (2019/4-6)	Forecast 12 months (’19/4-’20/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	746	748	809	911	3,213	869	3,330
Overseas Vehicle Production (thousands of units)	1,451	1,443	1,447	1,382	5,724	1,481	5,710
Domestic Vehicle Retail Sales (thousands of units)	359	381	384	445	1,569	386	1,540
Exports Vehicle Sales (thousands of units)	464	461	484	538	1,947	536	2,040
North America	191	197	190	246	824	222	760
Europe	65	56	61	80	262	78	320
Asia	76	83	96	82	337	102	410
Central and South America	16	11	8	12	47	13	50
Oceania	46	43	45	38	172	43	180
Africa	14	14	15	16	59	17	70
Middle East	54	55	67	62	238	60	250
Other	2	2	2	2	8	2
Net Revenues (billions of yen)	2,980.3	3,026.3	3,294.7	3,333.0	12,634.4	3,282.6	12,400.0
Domestic	923.9	949.9	1,083.3	1,131.2	4,088.5	1,049.6
Exports	2,056.3	2,076.3	2,211.4	2,201.7	8,545.8	2,232.9
Operating Income (billions of yen)	308.7	284.5	400.9	331.9	1,326.1	328.2	800.0
(Operating Income Ratio) (%)	(10.4)	(9.4)	(12.2)	(10.0)	(10.5)	(10.0)	(6.5)
Ordinary Income (billions of yen)	714.8	507.6	605.0	495.5	2,323.1	615.1	1,530.0
(Ordinary Income Ratio) (%)	(24.0)	(16.8)	(18.4)	(14.9)	(18.4)	(18.7)	(12.3)
Net Income (billions of yen)	591.5	397.7	504.8	402.6	1,896.8	514.0	1,280.0
(Net Income Ratio) (%)	(19.8)	(13.1)	(15.3)	(12.1)	(15.0)	(15.7)	(10.3)
R&D Expenses (billions of yen)	234.4	225.1	234.8	201.6	896.2	256.8	940.0
Depreciation Expenses (billions of yen)	52.6	57.3	61.7	65.7	237.5	52.4	240.0
Capital Expenditures (billions of yen)	73.6	61.8	62.5	104.0	302.1	50.4	300.0

Analysis of Unconsolidated Net Income for FY2020 (billions of yen, approximately)	1Q (2019/4-6)
Marketing Efforts	35.0
Effects of Changes in Exchange Rates	40.0
Cost Reduction Efforts	15.0
From Engineering	10.0
From Manufacturing and Logistics	5.0
Increase or decrease in expenses and expense reduction efforts	-70.0
Other	-0.6
(Changes in Operating Income)	19.4
Non-operating Income	-119.1
Income Taxes, etc.	22.2
(Changes in Net Income)	-77.5

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)

Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request)
(Note 5)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease

The amounts include finance lease assets until the fiscal year ended March 31, 2019, whereas it does not for the fiscal year ending March 31, 2020.

(Note 7)	Cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 4